EXHIBIT 99.1

Immediate Release: NR 12-16

EXTORRE SHAREHOLDERS APPROVE PLAN OF ARRANGEMENT

All amounts are expressed in Canadian dollars, unless otherwise indicated

Vancouver, British Columbia, August 15, 2012 – Extorre Gold Mines Limited (NYSE-MKT:XG; TSX:XG; Frankfurt:E1R) (“Extorre” or the “Company”) is pleased to announce that at the special meeting held today Extorre’s shareholders (the “Shareholders”) overwhelmingly approved the previously announced plan of arrangement (the “Arrangement”) with Yamana Gold Inc. (“Yamana”).

The resolution approving the Arrangement was approved by 99.52% of the votes cast by Shareholders present in person or represented by proxy at the special meeting. Under the terms of the Arrangement, on the effective date of the Arrangement each Shareholder will receive in exchange for each Extorre common share (an “Extorre Share”) held, $3.50 in cash and 0.0467 of a common share of Yamana (a “Yamana Share”). Each holder of an Extorre stock option (an “Option”) shall be entitled to receive, upon the exercise of such Options, Yamana Shares based upon a share exchange ratio of 0.2648 of a Yamana Share for each Extorre Share which would have been issuable upon exercise of such Options prior to the effective date of the Arrangement.

The Arrangement remains subject to, among other things, the final approval of the Supreme Court of British Columbia. The hearing for the final court order to approve the Arrangement is scheduled to take place on August 21, 2012, with the effective date of the Arrangement expected to occur on or about August 22, 2012.

Further details regarding the terms of the Arrangement are set out in the management information circular of Extorre dated July 13, 2012 (the “Circular”) which is available at www.sedar.com.  Full details of the merger of Extorre and Yamana are disclosed in the June 18, 2012 press release also available on SEDAR.

About Extorre
Extorre is a junior mining company with exploration and development stage precious metals projects in Argentina, the most advanced of which is its Cerro Moro project in the province of Santa Cruz. Extorre Shares are listed on the TSX and NYSE Amex Exchanges under the symbol XG.  You are invited to visit the Extorre’s website at www.extorre.com.

About Yamana
Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Colombia.  Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

EXTORRE GOLD MINES LIMITED
Mr. Yale Simpson
Co-Chairman
extorre@extorre.com

For further information, please contact:
Rob Grey, VP Corporate Communications
Tel: 604.681.9512 Fax: 604.688.9532
Toll-free: 1.888.688.9512
Suite 1660, 999 West Hastings St. Vancouver, BC Canada V6C 2W2

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold and silver, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking statements. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the price of Extorre Shares and volume traded; tax consequences to U.S. investors; and other risks and uncertainties, including those relating to the Cerro Moro project and general risks associated with the mineral exploration and development industry described in the Company’s Amended Annual Information Form for the fiscal period ended December 31, 2011, dated March 30, 2012 filed with the Canadian Securities Administrators and available under the Company’s profile on SEDAR at www.sedar.com.  Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors – The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term “resource” does not equate to the term “reserve”. The Securities Exchange Commission’s (the “SEC”) disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by SEC standards, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

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